Exhibit 99.1

Guardforce AI Announces Closing of Strategic Acquisition of MGAI;

Establishes AI Revenue Roadmap and Vertical Expansion of Agentic AI Platform

NEW YORK, March 17, 2026 -- Guardforce AI Co., Limited (“Guardforce AI” or the “Company”) (NASDAQ: GFAI, GFAIW), an AI-driven technology company providing Agentic AI smart solutions in automation, robotics, and secured logistics, today announced it has completed the acquisition of 100% of the issued share capital of MGAI Limited (“MGAI”), a Hong Kong-incorporated holding company.

MGAI holds approximately 61.85% of the equity interest in Shenzhen Muyan Education Technology Consulting Co., Ltd. (“Muyan Education”), MGAI’s principal operating entity. Through this acquisition, Guardforce AI secured indirect majority control of Muyan Education.

The acquisition accelerates Guardforce AI’s AI revenue growth and reinforces the Company’s long-term strategy of commercializing domain-specific AI agents across scalable service industries.

Strategic Importance and Synergies

MGAI is a pioneer in AI-driven solutions for speech therapy and rehabilitation, offering a comprehensive ecosystem that integrates proprietary AI-supported software, cloud-based SaaS tools, professional training systems, and integrated hardware solutions. Leveraging one of China’s largest domestic databases for pediatric language development, this ecosystem supports a vast network of hospitals, educational institutions, and healthcare professionals. To date, its mainland China subsidiary, Muyan Education, has served over 110,000 patients and maintains a registry of more than 20,000 rehabilitation specialists.

The acquisition of MGAI strengthens Guardforce AI’s position as an emerging leader in applied AI solutions across Asia with multiple benefits including:

•	Deep Domain Expertise. Extensive operational experience in child behavior, language-development assessment and specialized rehabilitation.

•	Proven AI Capability. Access to a deployed, LLM-based AI application platform, including professionally built speech-therapy AI tools, significantly reducing time-to-market for future AI deployments.

•	Cross-Border Growth Expansion. Establishing a scalable regional healthcare AI platform to deliver high-standard services across Hong Kong, Singapore, Taiwan, and broader Southeast Asia.

Market Opportunity and Measurable Revenue Milestones

According to a research study conducted by Nova Growth Analytics, China’s children’s speech and language therapy market is estimated to grow at a compound annual growth rate (CAGR) of 7.5 percent, from approximately $1.2 billion in 2024 to about $2.14 billion in 2033. Recent data in this same study indicates that cities with populations exceeding one million have experienced a CAGR of approximately 12 percent in speech therapy service utilization over the past five years. This trend is largely attributable to improved healthcare infrastructure, higher parental education levels, and increased recognition of early intervention benefits.

To capture this growth, MGAI is targeting a revenue trajectory under an agreed performance framework as follows:

2026: US$0.5 million

2027: US$1 million

2028: US$1.5 million

These targets reflect an anticipated expansion of AI-enabled services, cross-border market penetration in Southeast Asia, and the digital scaling of professional rehabilitation expertise. For Guardforce AI, these milestones represent a credible, predictable, and transparent pathway toward establishing a foundation of recurring, high-margin AI-driven income over a multi-year horizon.

“This transaction marks a pivotal shift for Guardforce AI as we transition our AI Agent platform into a measurable, recurring revenue engine,” said Chairwoman and CEO Lei (Olivia) Wang. “By integrating MGAI’s specialized distribution network and proven AI tools, we are executing a disciplined approach to growth. This acquisition is structured to maintain prudent capital allocation, minimizing upfront risk while aligning long-term value creation with operational execution.

“We are not just expanding our footprint; we are building a dependable foundation for shareholder value through the vertical monetization of Agentic AI.”

The transaction consideration consists of cash and restricted ordinary shares of Guardforce AI, with a total purchase price of US$300,000 in cash and 5 million restricted ordinary shares. The shares are subject to performance-based vesting tied to revenue milestones through 2028, a structure that minimizes upfront cash outlay while aligning value creation with operational execution.

About Guardforce AI Co., Ltd.

Guardforce AI (Nasdaq: GFAI, GFAIW) is an AI-driven technology company with a solid operational foundation in the cash logistics and retail sectors. Through its proprietary Intelligent Cloud Platform (ICP), Guardforce AI delivers next generation smart solutions and AI applications spanning cash management, retail automation, robotics, and Agentic AI. Expanding into areas such as travel planning, the Company is demonstrating how scalable AI can drive industry transformation, balancing stable, recurring revenues with high-growth, future-ready innovations. For more information, visit www.guardforceai.com Twitter: @Guardforceai.

Safe Harbor Statement

This press release contains statements that do not relate to historical facts but are “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can generally (although not always) be identified by their use of terms and phrases such as anticipate, appear, believe, continue, could, estimate, expect, indicate, intend, may, plan, possible, predict, project, pursue, will, would and other similar terms and phrases, as well as the use of the future tense. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on current beliefs, expectations and assumptions regarding the future of the business of the Company, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control, including the risks described in our registration statements and reports under the heading “Risk Factors” as filed with the Securities and Exchange Commission. Actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Forward-looking statements in this press release speak only as of the date hereof. Unless otherwise required by law, we undertake no obligation to publicly update or revise these forward-looking statements, whether because of new information, future events or otherwise.

Guardforce AI Corporate Communications

Hu Yu

Email: yu.hu@guardforceai.com

Investor Relations Inquiries:
Skyline Corporate Communications Group, LLC
Scott Powell, President Office: (646) 893-5835
Email: guardforceai@skylineccg.com

3